Q2 / H1 2023 Results & Business Update August 10, 2023

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi's ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma ("DLBCL"), the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "predict", "project", "would", "could", "potential", "possible", "hope" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys' expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys' business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and tafasitamab/Minjuvi® in relapsed or refractory DLBCL). The safety and efficacy of these investigational products have not been established and there is no guarantee any investigational product will be approved by regulatory authorities. Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Forward-Looking Statements 2© MorphoSys – Q2 2023 Results

3 Agenda © MorphoSys – Q2 2023 Results 01 Q2 / H1 2023 Highlights & Outlook Jean-Paul Kress, M.D., Chief Executive Officer (CEO) 02 Development Update Tim Demuth, M.D., Ph.D., Chief Research & Development Officer (CR&DO) 03 Financial Results & Guidance Lucinda Crabtree, Ph.D., Chief Financial Officer (CFO) 04 Q&A Jean-Paul Kress, Tim Demuth, Lucinda Crabtree

Q2 / H1 2023 Highlights & Outlook 01 © MorphoSys – Q2 2023 Results Jean-Paul Kress, M.D., CEO

STRONG BALANCE SHEET TO FUND STRATEGIC PRIORITIES Strategic Oncology Focus Supported by Strong Financial Position 5 Monjuvi® Tulmimetostat Monjuvi® (tafasitamab-cxix) is only approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT); DLBCL: diffuse large B-cell lymphoma; Pelabresib and tulmimetostat are investigational medicines that have not yet been evaluated or approved by any regulatory authorities Drive use in second-line DLBCL, and expand into first-line setting Demonstrate potential in advanced solid tumors and lymphomas © MorphoSys – Q2 2023 Results PELABRESIB Substantially improve standard of care in myelofibrosis and expand into other myeloid diseases OUR AMBITION Redefine How Cancer is Treated

Pelabresib is a Potential Best- and First-in-Class, Foundational First-Line Myelofibrosis Treatment

AVAILABLE TREATMENTS

Don't Address All Four Hallmarks

Only ~50% of patients achieve initial adequate disease control and responses are limited in duration


1
Constitutional Symptoms
2
Anemia & Transfusion Dependence
3
Spleen Volume
4
Bone Marrow Fibrosis

PELABRESIB + RUXOLITINIB

Phase 2 Data Suggest Potential to Improve Standard of Care

- Synergistic effects between BET inhibition and JAK inhibition
- SVR35 week 24: 68%
  TSS50 week 24: 56%
- Prolonged improvement in SVR35 and TSS50 at 48 and 60 weeks
- Well tolerated
- Changes in biomarkers correlating with clinical improvements, disease-modifying effect

SVR35, ≥35% reduction in spleen volume | TSS50, ≥50% reduction in total symptom score
Harrison C, et al. EHA 2023. Abstract P1027. | Kleppe M, et al. Cancer Cell 2018;33:29–43.e7

© MorphoSys – Q2 2023 Results
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Pelabresib Focus is in First-Line Myelofibrosis, with Expansion into Other Myeloid Diseases in 2024 and Beyond v v PIVOTAL STAGE CLINICAL PROOF OF CONCEPT STAGE © MorphoSys – Q2 2023 Results 7 MYELOPROLIFERATIVE NEOPLASMS AND ADJACENCIES • Initiate Phase 2 study in 2024 • Phase 2 proof-of- concept results show potential clinical benefit LOWER-RISK MYELODYSPLASTIC SYNDROMES (MDS) ESSENTIAL THROMBOCYTHEMIA (ET) MYELOFIBROSIS • Deliver Phase 3 MANIFEST-2 topline data by end of 2023 • Prepare for regulatory filings in U.S. and Europe

Monjuvi® Net Sales On Track in Relapsed/Refractory DLBCL with Potential Upside in First-Line Setting, Commercial Infrastructure Supports Pelabresib © MorphoSys – Q2 2023 Results 8 Monjuvi® (tafasitamab-cxix) is only approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT); DLBCL: diffuse large B-cell lymphoma; Pelabresib is an investigational medicine that have not yet been evaluated or approved by any regulatory authorities $23.6M +14% QoQ Q2 2023 U.S. SALES PHASE 3 frontMIND TRIAL IN 1L FULLY ENROLLED 899 Patients randomized H2 2025 Topline data available PROVIDES SUPPORT FOR PELABRESIB Strong Commercial Infrastructure would enable launch Large Overlap in Treating Physicians with DLBCL and myelofibrosis

Rich Set of Catalysts Through 2025

Partner programs offer potential upside and non-dilutive financing options

MORPHOSYS PIVOTAL PROGRAMS

ASSET	DISEASE AREA	STATUS
Pelabresib (MANIFEST-2)	1L Myelofibrosis	Topline data available by end of 2023
Tafasitamab (frontMIND)	1L DLBCL	Topline data available in H2 2025
Tafasitamab (inMIND)	r/r FL / MZL	Topline data available in 2024

DLBCL: diffuse large B-cell lymphoma.
r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma

KEY PARTNER PROGRAMS

ASSET	DISEASE AREA	STATUS
Ianalumab (Novartis)	Sjögren's Syndrome Lupus Nephritis and other autoimmune diseases	Development program with several ongoing Phase 3 studies
Abelacimab (Anthos Therapeutics)	Venous Thromboembolism Prevention	Development program with three ongoing Phase 3 studies
Setrusumab (Ultragenyx / Mereo BioPharma)	Osteogenesis Imperfecta	Pivotal Phase 2/3 ongoing study
Bimagrumab (Versanis Bio)	Adult Obesity	Phase 2b ongoing study; Lilly to acquire Versanis Bio

© MorphoSys – Q2 2023 Results

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Development Update 02 © MorphoSys – Q2 2023 Results Tim Demuth, M.D., Ph.D. CR&DO

Phase 3 MANIFEST-2 Study Investigating Pelabresib Plus Ruxolitinib as a First-Line Myelofibrosis Treatment

PATIENTS RANDOMIZED

431 JAK-inhibitor-naïve myelofibrosis patients

PRIMARY & KEY SECONDARY ENDPOINTS

PRIMARY:
SVR35 at 24 weeks

KEY SECONDARY:
TSS50 at 24 weeks (MFSAF v4.0)

SECONDARY ENDPOINTS*

- Percent change in TSS at week 24
- Improvement in bone marrow fibrosis
- Progression free survival
- Overall survival
- Duration of the splenic and total symptom score response

MFSAF, Myelofibrosis Symptom Assessment Form
*Only includes sample of secondary endpoints being assessed in Phase 3 MANIFEST-2 study

MANIFEST-2 fully enrolled with topline data expected by the end of 2023

© MorphoSys – Q2 2023 Results
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MANIFEST study arm 3 data in JAK inhibitor-naïve myelofibrosis patients presented at EHA 2023 © MorphoSys – Q2 2023 Results 12 SPLEEN VOLUME CHANGE OVER TIME TSS CHANGE OVER TIME 0 12 24 36 48 60 84 Week N 82 79 71 64 57 -100 -50 0 50 100 150 200 % C h a n g e F ro m B a se lin e Mean SVR35 AT WK 24: 68% (57/84) TSS50 AT WK 24: 56% (46/82) N 77 73 67 63 55 53 20 10 0 -10 -20 -30 -40 -50 -70 -60 -80 -90 -100 0 12Weeks 24 36 48 60 72 M e a n % C h a n g e f ro m B a s e lin e ( S D ) The most common treatment-emergent adverse events (TEAE) were low grade. The most common hematologic TEAEs were thrombocytopenia and anemia. Harrison C, et al. EHA 2023. Abstract P1027. | Data Cut-Off July 29, 2022 Longer-Term Phase 2 Data Suggest Deep and Durable Improvements in Spleen Volume and Total Symptom Score with Pelabresib plus Ruxolitinib We ks SAFETY: Data suggest pelabresib and ruxolitinib combination well tolerated

© MorphoSys – Q2 2023 Results 13 MAIC Analysis Provides Further Evidence Suggesting Higher Efficacy Rate of Pelabresib and Ruxolitinib Combination Versus JAK Monotherapy Suggested improved efficacy for spleen and symptom responses with combination pelabresib and ruxolitinib in JAK inhibitor-naïve patients Accounted for differences in baseline characteristics in an indirect comparison with results from four Phase 3 JAK inhibitor monotherapy studies Results published August 2023 in Blood Advances, open-access journal of the American Society of Hematology MAIC, Matching-Adjusted Indirect Comparison Analysis | Cross-trial comparisons should be interpreted in context Gupta V, et al. Blood Advances 2023. MAIC ADJUSTED TSS50 RESPONSE RATE RATIO Ruxolitinib (COMFORT-I) Ruxolitinib (SIMPLIFY-1) Momelotinib (SIMPLIFY-1) Fedratinib 400mg (JAKARTA) Fedratinib 500mg (JAKARTA) Response Rate Ratio p-value 0.01851.51 0.04311.40 <0.00012.16 0.00272.10 0.00072.01 0.5 1.51 2 2.5 3 43.5 1.5 2 2.5 3 43.50.5 1 Favor Comparator Favor Pela+Rux Comparator Study

Harrison C, et al. EHA 2023. Abstract P1027. | Data Cut-Off July 29, 2022 © MorphoSys – Q2 2023 Results 14 N= 84 60 72 72 75 68 64 61 59 53 54 51 51 50 46 46 43 38 34 M e a n h e m o g lo b in ( g /d L ) + /- S D Non-TD Hemoglobin Response* Response Rate 27% (21/79) Time to Response (Median) 60 wks (range 2 – 174) Duration of Response (Median) 28 wks (range 12 – 135) *Hemoglobin response defined as the proportion of patients who enrolled as non-TD and achieved ≥1.5 g/dL Hgb increase from baseline over any consecutive 12-week period in the absence of RBC transfusions. Hgb, hemoglobin; RBC, red blood cell. HEMOGLOBIN IMPROVEMENT OVER TIME Cycle Data from MANIFEST study arm 3 showed hemoglobin levels were improved ≥ 1.5 g/dL from baseline in 27% (21/79) of patients without transfusion support Clinically Meaningful Anemia Improvement Observed with Pelabresib and Ruxolitinib Combination

Complete Hematologic Response (CHR): Normal platelet and white blood cell count with these labs confirmed after 3 weeks, and a normal spleen size Partial Hematologic Response (PHR): Platelets 400 – 600 and normal white blood cell count with these labs confirmed after 3 weeks Hematologic Response is confirmed, when conditions are met in two consecutive cycles; unconfirmed, when conditions are met in one cycle but not in the next cycle *Patients with non-missing and nonzero baseline symptom score. Passamonti F, et al. EHA 2023. Abstract S168. | Data Cut-Off July 29, 2022 New Phase 2 Data in Essential Thrombocythemia Underscore Potential Clinical Benefit of Pelabresib in Other Myeloid Diseases 15 PLATELETS OVER TIME WHITE BLOOD CELL OVER TIME HEMOGLOBIN OVER TIME A b s o lu te v a lu e ( 1 0 9 /L ) 1250 1000 750 500 250 Mean Cycle A b s o lu te v a lu e ( g /d L ) 16 14 12 10 8 Mean Cycle Mean A b s o lu te v a lu e ( 1 0 9 /L ) 15 10 5 0 Cycle CHR or PHR (Confirmed) 60% (12/20) CHR or PHR (Unconfirmed) 90% (18/20) TSS50 AT ANYTIME: 50% (7/14*) The most common nonhematologic adverse events were nausea, diarrhea and dysgeusia. Hemorrhagic or thromboembolic events were reported in 30% of patients. No grade 4 events or higher were reported. MANIFEST study arm 4 data in essential thrombocythemia patients presented at ASCO and EHA 2023 © MorphoSys – Q2 2023 Results

Tulmimetostat Monotherapy Offers Potential For Best- and First-in-Class Opportunities in Array of Advanced Cancers

Updated Phase 2 results show responses across solid tumor cohorts of heavily pre-treated patients

BEST OBSERVED CHANGE IN SUM OF DIAMETERS PER PATIENT IN SOLID TUMOR COHORTS



Best change (%) in sum of target lesion diameter from baseline
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
-90
-100
M1 (OTHER)
M2 (OVARIAN CLEAR CELL CARCINOMA)
M3 (ENDOMETRIAL CARCINOMA)
M5 (MESOTHELIOMA)
M6 (PROSTATE CANCER)
RECIST Partial Response Criterion

Safety profile was consistent with the mechanism of action of EZH2 inhibition. The majority of the most common treatment-emergent adverse events (TEAE) were grade 1 or 2. The most frequent TEAEs considered at least possibly related to tulmimetostat were thrombocytopenia and diarrhea.

Drescher C, et al. ASCO 2023. Abstract 3094. | Data Cut-Off February 14, 2023

© MorphoSys – Q2 2023 Results

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03 Financial Results & Guidance © MorphoSys – Q2 2023 Results Lucinda Crabtree, Ph.D. CFO

Monjuvi® U.S. Product Sales and Minjuvi® Royalty Revenue


USD IN MILLION
0.1
22.0
Q3 '21
0.7
23.6
Q4 '21
0.7
18.7
Q1 '22
0.7
23.3
Q2 '22
0.9
22.2
Q3'22
0.7
25.3
Q4'22
0.8
20.8
Q1'23
2.4
23.6
Q2 '23
Royalties from ex-U.S. Sales of Minjuvi
U.S. Monjuvi Product Sales

© MorphoSys – Q2 2023 Results
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On June 30, 2023, MorphoSys’ liquidity position amounted to € 672.8 million (December 31, 2022: € 907.2 million) In € million Q2 2023 Q2 2022 Δ H1 2023 H1 2022 Δ Revenues 53.2 59.4 (10)% 115.5 100.9 14% Product Sales 21.7 21.7 0% 41.1 38.3 7% Royalties 26.8 22.0 22% 48.4 41.0 18% Licenses, Milestones and Other 4.6 15.7 (71)% 25.9 21.5 20% Cost of Sales (7.7) (17.2) (55)% (28.7) (25.1) 14% Gross Profit 45.5 42.2 8% 86.8 75.8 15% R&D Expenses (57.0) (60.9) (6)% (140.1) (126.0) 11% Selling Expenses (22.0) (24.0) (8)% (38.9) (45.9) (15)% G&A Expenses (17.0) (12.4) 37% (27.9) (27.0) 3% Total Operating Expenses (96.0) (97.3) (1)% (206.8) (198.8) 4% Operating Profit / (Loss) (50.5) (55.1) (8)% (120.0) (123.1) (3)% Consolidated Net Profit / (Net Loss) (74.0) (235.0) (69)% (118.4) (357.6) (67)% Earnings per Share, basic and diluted (in €) (2.16) (6.88) (69)% (3.47) (10.47) (67)% Q2 / H1 2023: Profit or Loss Statement © MorphoSys – Q2 2023 Results 19

Financial Guidance Full-Year 2023 © MorphoSys – Q2 2023 Results 20 Monjuvi U.S. Net Product Sales US$ 80m – 95m Gross Margin for Monjuvi U.S. Net Product Sales 75% – 80% R&D Expenses € 290m – 315m SG&A Expenses € 140m – 155m

Q&A Tim Demuth, M.D., Ph.D., CR&DO 04 Jean-Paul Kress, M.D., CEO © MorphoSys – Q2 2023 Results Lucinda Crabtree, Ph.D., CFO

Thank you! www.MorphoSys.com © MorphoSys – Q2 2023 Results

Q2 2023 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS Q2 2023	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**53.2**	**10.9**	**24.7**	**17.6**
Monjuvi US product sales	21.7	10.9 [1]		10.9
Royalties	26.8		24.7 [5]	2.2
Other	4.6			4.6
Cost of Sales	**(7.7)**	**(2.0)**	**–**	**(5.7)**
Cost of Sales US Monjuvi product sales	(4.1)	(2.0) [2]		(2.1)
Other	(3.6)			(3.6)
Gross Profit	**45.5**	**8.8**	**24.7**	**11.9**
Gross Margin	*85.5%*			*67.8%*
Total Operating Expenses:	**(96.0)**	**(8.0)**	**–**	**(88.0)**
Research and Development	(57.0)			(57.0)
Selling	(22.0)	(8.0) [3]		(14.0)
General and Administrative	(17.0)			(17.0)
Impairment of Goodwill	-			–
Operating Profit/(Loss)	**(50.5)**	**0.8**	**24.7**	**(76.0)**
Operating Margin	*(95.1)%*			*(431.3)%*
Other Income	0.6			0.6
Other Expenses	(0.5)			(0.5)
Finance Income	6.6	(0.2) [4]	0.6 [6]	6.2
Finance Expenses	(28.3)	(1.9) [4]	(23.3) [6]	(3.1)
Income from Reversals of Impairment Losses	0.0			0.0
Income Tax Benefit / (Expenses)	-			–
Share of Loss of Associates accounted for using the Equity Method	(1.8)			(1.8)
Consolidated Net Profit/(Loss)	**(74.0)**	**(1.3)**	**2.0**	**(74.7)**
EPS, Basic and Diluted	(2.16)			(2.18)
Shares Used for EPS, Basic and Diluted	34,166,655			34,166,655
Shares Used for EPS, Basic	–			-

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q2 2023 results

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Q1 2023 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions *differences due to rounding*	A **IFRS Q1 2023**	B **Incyte Collaboration**	C **Royalty Pharma**	A - B - C
Revenues	**62.3**	**9.7**	**20.9**	**31.8**
Monjuvi US product sales	19.4	9.7 [1]		9.7
Royalties	21.6		20.9 [5]	0.7
Other	21.3			21.3
Cost of Sales	**(20.9)**	**(1.8)**	**—**	**(19.1)**
Cost of Sales US Monjuvi product sales	(3.1)	(1.8) [2]		(1.3)
Other	(17.8)			(17.8)
Gross Profit	**41.4**	**7.9**	**20.9**	**12.6**
Gross Margin	*66.5%*			*39.7%*
Total Operating Expenses:	**(110.8)**	**(6.3)**	**—**	**(104.6)**
Research and Development	(83.1)			(83.1)
Selling	(16.9)	(6.3) [3]		(10.6)
General and Administrative	(10.9)			(10.9)
Impairment of Goodwill	-			—
Operating Profit/(Loss)	**(69.4)**	**1.7**	**20.9**	**(91.9)**
Operating Margin	*(111.4)%*			*(289.4)%*
Other Income	2.1			2.1
Other Expenses	(1.8)			(1.8)
Finance Income	55.0	4.2 [4]	28.2 [6]	22.5
Finance Expenses	(28.3)	(3.1) [4]	(20.5) [6]	(4.7)
Income from Reversals of Impairment Losses	0.5			0.5
Income Tax Benefit / (Expenses)	-			—
Share of Loss of Associates accounted for using the Equity Method	(2.5)			(2.5)
Consolidated Net Profit/(Loss)	**(44.3)**	**2.8**	**28.6**	**(75.7)**
EPS, Basic and Diluted	(1.30)			(2.22)
Shares Used for EPS, Basic and Diluted	—			34,165,081
Shares Used for EPS, Basic	34,165,081			—

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q2 2023 results

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Q2 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions *differences due to rounding*	A IFRS Q2 2022	B Incyte Collaboration		C Royalty Pharma		A - B - C
Revenues	**59.4**	**10.9**		**21.3**		**27.3**
Monjuvi US product sales	21.7	10.9	1)			10.9
Royalties	22.0			21.3	5)	0.7
Other	15.7					15.7
Cost of Sales	**(17.2)**	**(2.1)**		**-**		**(15.2)**
Cost of Sales US Monjuvi product sales	(4.3)	(2.1)	2)			(2.2)
Other	(13.0)					(13.0)
Gross Profit	**42.2**	**8.8**		**21.3**		**12.1**
Gross Margin	*71.0%*					*44.2%*
Total Operating Expenses:	**(97.3)**	**(11.5)**		**-**		**(85.8)**
Research and Development	(60.9)					(60.9)
Selling	(24.0)	(11.5)	3)			(12.5)
General and Administrative	(12.4)					(12.4)
Impairment of Goodwill	-					-
Operating Profit/(Loss)	**(55.1)**	**(2.8)**		**21.3**		**(73.8)**
Operating Margin	*(92.8)%*					*(271)%*
Other Income	7.8					7.8
Other Expenses	(11.7)					(11.7)
Finance Income	6.2	1.6	4)	-	6)	4.6
Finance Expenses	(185.1)	(62.3)	4)	(119.0)	6)	(3.8)
Income from Reversals of Impairment Losses	(1.0)					(1.0)
Income Tax Benefit / (Expenses)	4.0					4.0
Consolidated Net Profit/(Loss)	**(234.9)**	**(63.5)**		**(97.7)**		**(73.9)**
EPS, Basic and Diluted	(6.88)					(2.16)
EPS, Basic	-					-
EPS, Diluted	-					-
Shares Used for EPS, Basic	34,151,461					34,151,461
Shares Used for EPS, Diluted						

Legend
1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q2 2023 results

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